

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 4, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ARDAGH METAL PACKAGING S.A., under the Exchange Act of 1934:

- Shares, with a nominal value of €0.01 per share

- Warrants, each exercisable for one Share at an exercise price of $11.50 per share

Sincerely,